UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [  ]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                    Yes [  ]                No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TECK COMINCO LIMITED
                                            (Registrant)



Date:    May 2, 2003                        By: /s/ Karen L. Dunfee
                                                ----------------------------
                                                Karen L. Dunfee
                                                Corporate Secretary

ELK VALLEY
COAL
CORPORATION                                        N E W S   R E L E A S E

                                                           FOR IMMEDIATE RELEASE
================================================================================


                             ELK VALLEY COAL REPORTS
                         ACCIDENT RESULTING IN FATALITY


CALGARY, MAY 1, 2003 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TEK.A, TEK.B) are saddened to announce that at approximately 3:40 a.m. on May 1, 2003, a vehicle accident resulting in the death of an employee of Elk Valley Coal Corporation occurred at the Company's Greenhills Operations located near Elkford, British Columbia.

Elk Valley Coal Corporation deeply regrets the loss of one of its employees and offers its sincerest sympathies to the family.

Authorities were notified immediately and the cause of the accident is now under investigation by the Mines Inspector from the B.C. Ministry of Energy and Mines, the RCMP, and the Greenhills Joint Occupational Health and Safety Committee.

Further details will be released as they become available.

FORDING CANADIAN COAL TRUST is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. The Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

TECK COMINCO LIMITED is a diversified mining and metals company, headquartered in Vancouver, Canada, with assets totaling approximately $5 billion. Its shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and its mining operations also produce significant quantities of copper and gold. The company is also the managing partner of the Elk Valley Coal Partnership, in which it holds a 41% ownership interest. In total, the company owns, or has interests in, thirteen mines and two refineries. Further information can be found at WWW.TECKCOMINCO.COM.


FOR FURTHER INFORMATION CONTACT:

ELK VALLEY COAL CORPORATION
Cindy Brunel
Community and Government Relations Administrator
(250) 865-3285